United States securities and exchange commission logo





                       May 5, 2023

       James Mock
       Chief Financial Officer
       Moderna, Inc.
       200 Technology Square
       Cambridge, MA 02139

                                                        Re: Moderna, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 1-38753

       Dear James Mock:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences